To:	The Conestoga Funds	January 14, 2025
550 E. Swedesford Rd.
Suite 120
Wayne, PA 19087

Effective as of January 31, 2025, we hereby undertake to limit the expense ratio of the Institutional Class and the Investors class to the percentages specified in the table below, in each instance expressed as a percentage of the respective Fund’s average daily net assets.

Fund	Institutional Class	Investors Class
Conestoga Small Cap Fund	0.90%	1.10%
Conestoga SMid Cap Fund	0.85%	1.10%
Conestoga Mid Cap Fund	0.80%	1.05%
Conestoga Micro Cap Fund	1.25%	1.50%

We acknowledge and affirm that, to the extent that the aggregate expenses incurred by the Funds in any fiscal year, including but not limited to investment advisory fees payable to us (but excluding taxes, extraordinary expenses, reorganization expenses, brokerage commissions, interest, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of such Fund’s business), exceed the Operating Expense Limit, such excess amount shall be our liability.

This letter will remain in effect until January 31, 2026. This letter supersedes any other agreement or understanding among the parties concerning the Funds’ fees during the time period that the letter is effective. To the extent that the Adviser defers advisory fees or absorbs operating expenses, it may seek payment of such deferred fees or reimbursement of such absorbed expenses within two years from the date such fees were deferred or expenses were absorbed. A Fund will make no such payment or reimbursement, however, if the Fund’s total annual operating expenses exceed the expense limits disclosed in the Fund’s Prospectus in effect at the time of the proposed payment or reimbursement or at the time of recoupment.

Sincerely,

CONESTOGA CAPITAL ADVISORS, LLC

By:	/s/ Robert M. Mitchell
Robert M. Mitchell
Managing Partner

CROSSPOINT AT VALLEY FORGE • 550 E. SWEDESFORD ROAD • SUITE 120 • WAYNE, PA 19087 PHONE

484.654.1380 • FAX 610.225.0533 • WWW.CONESTOGACAPITAL.COM